PACIFIC RIM MINING CORP.
#410 – 625 Howe Street,
Vancouver, B.C. V6C 2T6
INFORMATION CIRCULAR
(Containing information as at June 30, 2005, unless indicated otherwise)

SOLICITATION OF PROXIES
This Information Circular is furnished in connection with the solicitation of proxies by the management of PACIFIC RIM MINING CORP. (the “Company”) to the shareholders of the Company (“Shareholders”) for use at the Annual General Meeting of Shareholders of the Company (and any adjournment thereof) to be held on Wednesday, September 7, 2005 (the “Meeting”), at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors, officers and regular employees or proxy agent, if any, of the Company at nominal cost. All costs of solicitation by management will be borne by the Company.

The contents and the sending of this Information Circular have been approved by the Directors of the Company.

APPOINTMENT OF PROXYHOLDER
The individuals named in the accompanying form of Proxy are directors of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT THE SHAREHOLDER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY. A proxy will not be valid unless the completed form of Proxy is received by Computershare Trust Company of Canada (the “Transfer Agent”) at its offices at Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof.

REVOCATION OF PROXIES
A Shareholder who has given a Proxy may revoke it by an instrument in writing executed by the Shareholder or by such Shareholder’s attorney authorized in writing or, where the Shareholder is a corporation or association, by a duly authorized officer or attorney of that corporation or association, and delivered to the registered office of the Company at Suite 2300 Four Bentall Centre, 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1J1, at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

INFORMATION FOR NON-REGISTERED SHAREHOLDERS
Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the names of a brokerage firm, bank or other intermediary or in the name of a clearing agency, Shareholders who do not hold their shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only registered shareholders may vote at the Meeting. If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those common shares wil not be registered in such shareholder’s name on the records of the Company. Such common shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder.

Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the brokers’ clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy to the clearing agencies and intermediaries for onward distribution to Beneficial Shareholders.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Company to the registered shareholders. However, its purpose is limited to instructing the registered shareholder (i.e. the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications Services (“ADP”). ADP typically prepares a machine-readable voting instruction form (VIF), mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the forms to ADP, or otherwise communicate voting instructions to ADP (by way of the internet or telephone, for example). ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A Beneficial Shareholder who receives an ADP VIF cannot use that form to vote common shares directly at the Meeting. The VIF must be returned to ADP (or instructions respecting the voting of common shares must be communicated to ADP) well I advance of the Meeting in order to have the common shares voted.

All references to shareholders in this Information Circular and the accompanying form of Proxy and Notice of Meeting are to shareholders of record unless specifically stated otherwise.

VOTING OF PROXIES

The shares represented by a properly executed proxy in favour of persons proposed by Management as proxyholders in the accompanying form of proxy will:

(a)	be voted or withheld from voting in accordance with the instructions of the person appointing the proxyholder on any ballot that may be takenp; and

(b)	where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made in such proxy.

ON A POLL SUCH SHARES WILL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED OR WHERE BOTH CHOICES HAVE BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter that may be presented to the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF
Authorized Capital:	unlimited common shares without par value
Issued and Outstanding:	80,642,194(1) common shares without par value

(1)	As at April 30, 2005, the fiscal year end of the Company.

Only Shareholders of record at the close of business on July 11, 2005 (the "Record Date") who either personally attend the Meeting or who have completed and delivered a form of Proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

On a show of hands, every individual who is present and is entitled to vote as a Shareholder, or as a representative of one or more corporate Shareholders, or who is holding a Proxy on behalf of a Shareholder who is not present at the Meeting, will have one vote (no matter how many shares he holds). On a poll, every shareholder present in person or represented by a proxy and every person who is a representative of one or more corporate shareholders will have one vote for each common share registered in the name of the shareholder on the list of shareholders, which is available for inspection during normal business hours at Computershare Trust Company of Canada and will be available at the Meeting. As used herein, the term “Shareholder” refers only to registered Shareholders of the Company.

To the knowledge of the directors and senior officers of the Company, there are no Shareholders known to the Company to own beneficially, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding common shares of the Company as at the Record Date.

ELECTION OF DIRECTORS
The Board of Directors presently consists of six (6) directors. The Board of Directors has fixed the number of directors at six (6) for the ensuing year.

The term of office of each of the present directors expires at the Annual General Meeting. The persons named below will be presented for election at the Meeting as management's nominees and the persons named in the accompanying form of Proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or in accordance with the provisions of the Business Corporations Act (British Columbia).

In the following table and notes thereto is stated the name of each person proposed to be nominated by management for election as a director, the country in which he or she is ordinarily resident, all offices of the Company now held by him or her, his or her principal occupation, the period of time for which he or she has been a director of the Company, and the number of common shares of the Company beneficially owned by him or her, directly or indirectly, or over which he or she exercises control or direction, as at the date hereof.

Name, Position held and Municipality of Residence(1)	Principal Occupation and, If Not at Present an Elected Director, Occupation During the Past Five Years(1)	Previous Service as a Director of the Company	Number of Shares(2)

Catherine McLeod-Seltzer President and Director West Vancouver, BC	Director and officer of Pacific Rim Mining Corp. since 1997. Director of the following publicly traded companies: Miramar Mining Corporation, Silver Standard Resources, Bear Creek Mining Corporation, Stornoway Ventures Ltd. and Peru Copper Inc.	Since April 11, 2002(3)	623,000

Name, Position held and Municipality of Residence(1)	Principal Occupation and, If Not at Present an Elected Director, Occupation During the Past Five Years(1)	Previous Service as a Director of the Company	Number of Shares(2)
Thomas Shrake(5) Chief Executive Officer and Director Reno, NV	Director and officer of Pacific Rim Mining Corp. since 1997.	Since April 11, 2002(3)	77,100

Anthony J. Petrina(5)(6)(7) Director Vancouver, BC	Retired. Chairman of Pacific Rim Mining Corp. from 1997 to April 2002. Director of Bear Creek Mining Corporation and Miramar Mining Corp.	Since April 11, 2002(3)	Nil

William Myckatyn (4)(5)(7) Chairman and Director Horsefly, BC	Director and CEO of Quadra Mining Ltd.	Since April 11, 2002(3)	49,660

David K. Fagin(4)(6)(7) Director Englewood, CO	Investor; Director, Golden Star Resources Ltd., and Canyon Resource Corp. Director of all public mutual funds of T. Rowe Price Group (a mutual fund company).	Since April 11, 2002(3)	50,000

Paul B. Sweeney(4)(6)(7) Director Vancouver, BC	Vice President and Chief Financial Officer of Canico Resource Corp.	Since July 2003	Nil

(1)	The information as to the municipality of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(2)
The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(3)
April 11, 2002, was the effective date of the amalgamation of Dayton and PacRim; Fagin, McLeod and Myckatyn were former directors of Dayton and McLeod, Myckatyn, Petrina and Shrake were former directors of PacRim.

(4)	Denotes member of Compensation Committee.
(5)	Denotes member of Environmental Committee.
(6)	Denotes member of Audit Committee.
(7)	Denotes member of Nominating Committee.

AUDIT COMMITTEE
Under Multilateral Instrument 52-110 – Audit Committees, companies are required to provide disclosure with respect to the audit committee including the text of the audit committee’s charter, composition of the audit committee and the fees paid to the external auditor. This information is provided in the Company’s 20F filed as its annual information form (“AIF”) for the year ended April 30, 2005, under Item 6C Board Committees and Item 16A Audit Committee Financial Expert and Item 16C Principal Accountant Fees and Services. The AIF is available for review by the public on the SEDAR website located at www.sedar.com. “Company Profiles – Pacific Rim Mining Corp”. Management of the Company strongly encourages Shareholders to review the AIF.

STATEMENT OF EXECUTIVE COMPENSATION
Summary Compensation Table
For the three most recently completed financial years ended April 30, 2005, April 30, 2004 and April 30, 2003 in respect of the Chief Executive Officer (“CEO”), the Chief Financial Officer (“CFO”) and for each of the Company’s three most highly compensated executive officers as at April 30, 2005 (other than the CEO and CFO), whose total salary and bonus exceeds Cdn.$150,000, if any, and any other additional individuals for whom disclosure would have been provided but for the fact that the individual was no longer an executive officer as at April 30, 2005 (the "Named Executive Officers" or “NEO”), the annual and long-term compensation and bonus is set out below. (Note: Dollar amounts are in Canadian currency. Mr. Shrake receives his salary in US dollars, which amounts have been converted at average exchange rates for the applicable year, and on the basis of $1.25 Canadian for $1 US for the last completed fiscal year ).

		Annual Compensation			Long Term Compensation
					Awards		Payouts
NEO Name and Principal Position	Year	Salary (Cdn.$)	Bonus ($)	Other Annual Compensa- tion ($)	Securities under Options granted (#)	Shares or Units Subject to Resale Restric- tions ($)	LTIP Payouts ($)	All Other Compensa- tion(1) (Cdn.$) Nil
SHRAKE, Thomas Chief Executive Officer and Director	2005 2004 2003	$176,600 $180,200 $190,000	Nil Nil Nil	Nil Nil Nil	200,000 200,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
NORMAN, F.John Chief Financial Officer	2005 2004 2003	$130,000 $130,000 $127,083	Nil Nil Nil	Nil Nil Nil	75,000 60,800 Nil	Nil Nil Nil	Nil Nil Nil	$6,540 $6,475 $6,595
MCLEOD- SELTZER Catherine President and Director	2005 2004 2003	$Nil(3) $Nil(2) $132,383	Nil Nil Nil	Nil Nil Nil	200,000 200,000 Nil	Nil Nil Nil	Nil Nil Nil	$Nil $8,822 $5,884
(1)	These amounts include benefits and contributions made by the Company on behalf of the Named Executive Officers to a retirement compensation arrangement and/or a group or individual RSP.
(2)	Ms. McLeod-Seltzer was on maternity leave during this period.
(3)	Ms. McLeod-Seltzer voluntarilywaived her salary during this period.

Long Term Incentive Plan

A long term incentive plan (“LTIP”) is any plan providing compensation intended to motivate performance over a period greater than one financial year. A LTIP does not include option or stock appreciation rights plans or plans for compensation through shares or units that are subject to restrictions on resale. The Company did not have a LTIP during the recently completed fiscal year ended April 30, 2005.

Stock Appreciation Rights

A stock appreciation right (“SAR”) is a right granted by an issuer or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the issuer’s shares. No SARs were granted to or exercised by the Named Executive Officers during the recently completed fiscal year ended April 30, 2005.

Options Granted in Financial Year Ended April 30, 2005
The following stock options were granted to Named Executive Officers during the most recently completed financial year:

NEO Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year(1)	Exercise Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Thomas Shrake, CEO	200,000	19%	$0.75	$0.75	February 18, 2010
F. John Norman, CFO	75,000	7%	$0.75	$0.75	February 18, 2010
Catherine McLeod-Seltzer	200,000	19%	$0.75	$0.75	February 18, 2010
(1)              Total includes options issued to directors and officers where they are also employees.

Aggregated Option Exercises in Last Financial Year and Financial Year-End Option Values
The following table sets forth details of all exercises of stock options during the most recently completed financial year ended April 30, 2005, if any, by the Named Executive Officers and the financial year-end value of unexercised options on an aggregated basis:
Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (Cdn.$) (1)	Unexercised Options at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Financial Year-End (Cdn.$) (1) Exercisable/ Unexercisable
Thomas Shrake, CEO	Nil	Nil	1,007,000/200,000	$168,060/0
F. John Norman, CFO	Nil	Nil	288,333/56,667	$26,588/0
Catherine McLeod-Seltzer	Nil	Nil	1,096,200/200,000	$193,156/0
(1)
The value of exercised and unexercised in-the-money options is calculated using the closing price of common shares of the Company on The Toronto Stock Exchange (the “TSX”) on the exercise or financial year end date respectively, less the exercise price.

Option Repricings
No stock options held by Named Executive Officers were repriced during the last financial year.

Defined Benefit or Actuarial Plan Disclosure
The Company does not provide retirement benefits for Directors and executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts
Mr. Thomas Shrake, Chief Executive Officer, has employment agreements dated February 14, 1997 with the Company and one of its wholly owned subsidiaries respecting his employment, pursuant to which Mr. Shrake receives an annual salary of US$141,250 and regular benefits. The agreements provide that in the event that Mr. Shrake’s employment is terminated for reasons other than just cause, Mr. Shrake will be entitled to receive a severance package comprising a payment equal to 12 months salary plus one month’s salary for each year of completed service after one year to a maximum total of 24 months salary, together with benefits for the severance period. In addition Mr. Shrake would be entitled to exercise all incentive stock options held by him up to the close of business on the 30th day following termination.

Ms. Catherine McLeod-Seltzer, President of the Company, has an employment agreement with the Company dated September 15, 1997, as amended, pursuant to which she may receive an annual salary of Cdn$159,330 plus reimbursement of general expenses not to exceed Cdn.$2,000 per month and regular benefits. The agreement provides that in the event the Company terminates Ms. McLeod-Seltzer’s employment for reasons other than just cause, Ms. McLeod-Seltzer will be entitled to receive a severance package comprising a payment equal to 18 months salary plus one month’s salary for each year of completed service after August 1, 1997 to a maximum total of 24 months salary, together with benefits for the severance period. In addition, Ms. McLeod-Seltzer would be entitled to exercise all incentive stock options held by her at the time of such termination up to the last day of the last day of business of the term of any share option agreement.

Mr. F. John Norman, Chief Financial Officer of the Company, has an employment agreement with the Company dated August 15, 2002, pursuant to which he receives an annual salary of Cdn.$130,000 and regular benefits. The agreement provides that in the event the Company terminates Mr. Norman’s employment for reasons other than just cause he will be entitled to a severance package comprising a payment equal to 12 months salary on a change of control or six months salary for any other termination event, together with benefits or an amount equal to the value of the benefits for the severance period. Mr. Norman will have 30 days from the date of termination to exercise any vested incentive stock options held by him at the time of termination.

Composition of the Compensation Committee
The Compensation Committee of the Board of Directors of the Company was appointed after the Company’s last Annual General Meeting of Shareholders on September 22, 2004, and is composed of three directors, Messrs Paul Sweeney (Chair), David K. Fagin, and William Myckatyn. None of the committee members are or were during the most recently completed financial year an executive officer or employee of the Company or any of its subsidiaries.

Report on Executive Compensation
The Company’s executive compensation is set by the Board of Directors and is based upon a review and recommendation of the Compensation Committee. The level of responsibility and importance of the position to the Company, as well as past performance and the stage of development of the Company determine executive compensation.

Base Salaries
Base salaries for the Company’s CEO and President were reviewed by the Compensation Committee and increased in the fall of 2003 as the original salaries set in 1997 were no longer at levels competitive with the base salaries paid by companies of a comparable size and with operations at approximately the same stage of development in the mining industry. Compensation as a whole for the Named Executive Officers consists of a base salary, regular benefits and a longer-term incentive in the form of stock options. The Board of Directors approved employment agreements for the Company’s executives. The compensation package for the President and Chief Executive Officer places emphasis upon the performance of the Company. While base salary is determined by reference to market conditions, stock options provide the opportunity to align the compensation of the Company’s management with the Company’s performance and reward executives for their long-term commitment and contribution to the Company.

Stock Options
The Company grants stock options in accordance with the policies of the TSX and the American Stock Exchange (“AMEX”). The granting of stock options by the Board is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term as well enabling the Company to attract and retain individuals with the necessary experience and ability and to reward individuals for current performance and expected future performance. The Compensation Committee reviews management’s recommendations for grants and makes its recommendation to the Board for final determination. Individual option grants are determined by an assessment of an individual's current and expected future performance, level of responsibilities and the importance of the position to the Company.

The number of stock options that may be granted by the Company is limited by the rules and policies of the governing regulatory bodies and exchanges. Current outstanding stock options have five year terms and are exercisable at the market price of the Company's common shares on the date of grant (determined in accordance with policies of the TSX). The majority of the outstanding options vested as to one-third at the time of grant and one-third on each of the following two anniversaries of the grant. Under the most recent grant options granted to A holder of stock options must be a director, officer or employee (including consultants) of the Company, a subsidiary or an affiliate in order to be granted and exercise stock options.

The foregoing report dated June 30, 2005, has been furnished by the Compensation Committee. The Compensation Committee members are currently Paul Sweeney (Chair), William Myckatyn and David Fagin.

Performance Graphs
Effective April 11, 2002 Dayton and PacRim amalgamated to form the Company. On April 15, 2002 the Company’s shares commenced trading on the TSX. The chart below compares the yearly percentage change in the cumulative total shareholder return on the Company's common shares against the cumulative total shareholder return of the S&P/TSX Composite Index (also known as the TSE 300 Index). The share price of Dayton as the predecessor company is used prior to April 2002.

The following graph assumes an initial investment of Cdn.$100 in the Company’s common shares and in the Index on December 31, 2000, and that dividends, if any, were reinvested.

Compensation of Directors
The Company’s directors are compensated for services by the grant of stock options under the Stock Option Plan. Directors are reimbursed for individual travel and other ancillary expenses incurred in connection with attending board and committee meetings.

During the most recently completed financial year ended April 30, 2005, the Company’s directors, who are not NEO’s, were granted stock options by the Company as follows:

Name	Securities Under Options Granted	% of Total Options Granted to Employees in Financial Year(1)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on Date of Grant (Cdn.$/Security)	Expiration Date
Directors (4 persons)	300,000	29%	$0.75	$0.75	February 18, 2010
(1)        Includes options granted to directors and officers who are also employees.

The following table sets forth details of all exercises of stock options, if any, during the most recently completed financial year ended April 30, 2005 by directors who are not Named Executive Officers of the Company, and the financial year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#)(1)	Aggregate Value Realized ($)(1)	Unexercised Options at Financial Year- End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Financial Year-End (Cdn.$) (2) Exercisable/ Unexercisable
Directors who are not Named Executive Officers (4 persons)	125,000	$37,095.37	1,093,900/ 300,000	$99,957/0

(1)
Number of common shares of the Company acquired on the exercise of stock options the value of which was calculated using the closing price of common shares of the Company on the exercise date less the exercise price.

(2)
Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the TSX on April 29, 2005 of Cdn.$0.67 less the exercise price of any in-the-money stock options.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by securityholders	6,121,900	0.60	1,846,200
Equity compensation plans not approved by securityholders	Nil	N/A	N/A
Total:	6,121,900		1,846,200

Details of the Company’s Plans are set out in the notes to its audited financial statements which may be accessed at the Company’s web site or www.sedar.com.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS
At any time during the Company's last completed financial year, no director, executive officer or senior officer of the Company, proposed management nominee for election as a director of the Company or each associate or affiliate of any such director, executive or senior officer or proposed nominee is or has been indebted to the Company or any of its subsidiaries or is and has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, other than routine indebtedness.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES
None of the directors or any proposed management nominee for election as a director of the Company is, or during the ten years preceding the date of this Information Circular has been, a director or officer of any company that, while the person was acting in that capacity:

(a)	was the subject of a cease trade order or similar order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(b)
was subject to an event that resulted, after the director or proposed management nominee ceased to be a director or officer of the relevant company in the relevant company being the subject of a cease trade order or similar order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)
within a year of the director or proposed management nominee ceasing to be a director or officer of the relevant company, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold its assets.

PERSONAL BANKRUPTCIES
During the ten years preceding the date of this Information Circular, no director or proposed management nominee for election as a director of the Company has been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES
The Board believes that good corporate governance is important to the effective performance of the Company and plays a significant role in protecting shareholders’ interests and maximizing shareholder value.

The Company is listed on the TSX and is required to describe its practices and policies with regards to corporate governance with specific reference to the TSX guidelines on an annual basis by way of a corporate governance statement contained in the company’s annual report or information circular. The Company is also listed on AMEX and additionally complies as necessary with the rules and guidelines of AMEX as well as the United States Securities and Exchange Commission (“SEC”). The Company reviews its governance practices on an ongoing basis to ensure it is in compliance. The Company is complying with applicable new and revised rules and regulations, introduced pursuant to the Sarbanes-Oxley Act in the United States, by the SEC and AMEX, as well as changes arising from discussions between the TSX and Ontario Securities Commission, within the timeframes specified as the revisions and new requirements come into effect. Reference herein to “TSX Guidelines” means the TSX guidelines applicable to the Company in connection with its financial year ended April 30, 2005.

The Board
The Company’s Board of Directors (the “Board”) is responsible for supervising the conduct of the Company’s affairs and the management of its business. The Board’s mandate is to set long-term goals and objectives for the Company to formulate the plans and strategies necessary to achieve those objectives and to supervise and offer guidance to the Company’s senior management in their implementation. Although the Board has delegated to senior management personnel the responsibility for managing the day-to-day affairs of the Company the Board is ultimately responsible for all matters relating to the Company and its business.

The Board expects management to efficiently implement its strategic plans for the Company in a professional, competent and ethical manner, to keep the Board fully apprised of its progress in doing so and to be fully accountable to the Board in respect to all matters for which it has been assigned responsibility.

In addition to matters, which must by law or pursuant to the constating documents of the Company be approved by the Board, all matters of strategic importance to the Company are referred to the Board for prior review and approval. Any material expenditures or legal commitments, including without limitation debt or equity financings, acquisitions and divestitures by the Company, financial statements and major disclosure documents are subject to prior approval by the Board. The Board holds meetings on a regular basis to review the Company’s strategy as well as to consider and approve particular matters.

The Company’s Board for the coming year will be comprised of six directors. The Board will consist of four unrelated directors in Messrs. Myckatyn, Petrina, Fagin and Sweeney. The position of Chairman of the Board of the Company is separate from that of the CEO. The incumbent Chairman is not a member of the Company’s management. (See TSX Guidelines 2 – 5 and responses stated below.)

Board Committees
The only committees of the Board presently consist of an Audit Committee, a Compensation Committee, an Environmental Committee and a Nominating Committee. The TSX Guidelines recommend that board committees be composed exclusively of outside directors (non-management directors) the majority of which are unrelated Directors. AMEX rules require all committee directors to be outside (independent) directors.

Audit Committee
The Audit Committee is currently composed of three outside directors, Messrs. Fagin (Chair), Sweeney and Petrina, none of whom are employees or officers and all of whom are unrelated. All members of the Audit Committee are financially literate. Mr. Fagin and Mr. Sweeney are both financial experts, as defined under the SEC rules and Mr. Fagin is the Chair of the Audit Committee. The Audit Committee is authorized to review and approve the financial statements of the Company and the overall scope and results of the audit and internal financial controls of the Company. The Audit Committee communicates with the external auditors and meets with them at least once a year. The Audit Committee meets at least on a quarterly basis.

Compensation Committee
The Compensation Committee is composed of Messrs. Sweeney (Chair), Myckatyn and Fagin, three outside directors all of whom unrelated. The overall purpose of the Compensation Committee is to make recommendations to the Board for human resources and compensation policies and to implement and oversee same if the Board approves the recommendations for the Company.

The Environmental Committee
The Environmental Committee is composed of Messrs. Myckatyn (Chair), Shrake and Petrina, a majority of outside directors, two of whom are unrelated, and has the responsibility for reviewing the Company’s’ environmental policy and for ensuring the Company’s operations are operated in a manner consistent with the environmental policy and also for ensuring the Company’s operations are run in a manner that does not unduly expose its employees to unnecessary risk of accident or death.

- Nominating Committee
The Nominating Committee is composed of three independent directors, Messrs. Petrina (Chair), Sweeney and Myckatyn. The Nominating Committee has the responsibility for recommending to the Board the nominees to fill vacancies on the Board or to be proposed by any member of the Board as candidates for election as directors at the annual general meeting. The Nominating Committee also recommends to the Board a desirable balance of expertise among the Board members, seeks out possible candidates to fill Board positions and aids in attracting qualified candidates to the Board. In addition, the Nominating Committee’s responsibilities include reviewing and monitoring the orientation of new Board members; reviewing and approving officers’ directorships in other companies and reviewing directors’ relationships with outside entities with regard to potential conflicts of interest.

Other
The Board may from time to time appoint a special committee of one or more directors which committee may engage an outside advisor at the Company’s expense in order to assist the committee in fulfilling its responsibilities.

Shareholder Feedback and Concerns
The Company is dedicated to the maintenance of good shareholder relations and attempts to deal with any expressed concerns of shareholders in an effective and timely manner. The Company employs a Vice-President of Investor Relations to monitor and promptly address shareholder concerns in an expeditious and informal manner. If any material issues of concern arise the Board of Directors is informed and provides direction for action as needed. The Company has a Disclosure Policy which is followed and is available for review on the Company’s web site.

The following sets out the TSX’s 14 Guidelines in italics and states the Company’s current corporate governance practices, identifying any areas where the Company does not comply and if so why:
1.           The board should explicitly assume responsibility for the stewardship of the corporation and specifically for a) the adoption of a strategic planning process; b) the identification of the principal risks of the corporation’s business and ensuring the implementation of appropriate systems to manage these risks; c) succession planning, including appointing, training and monitoring senior management; d) a communications polity for the corporation; e) the integrity of the corporations internal control and management information systems.

(a)	The Board has adopted a policy to delegate to management the development of the strategic plan while acting as a resource and contributing ideas. The Board then reviews and adopts the strategic plan.

(b)
Management identifies the principal business risks of the Company including those related to gold and currency fluctuations, regulatory, environmental and safety issues and insurance coverage and implements internal control systems to monitor the principal risks and reports to the Board on a regular basis.

(c)
Due to the smaller size of the Company and cost reduction strategies the Board does not have in place programs for succession planning or training of senior management. The Board engages management personnel with related experience as required. The Company has a small management team the performance of which is reviewed periodically by the Board. Based on management appraisals the Compensation Committee periodically reviews and makes recommendations to the board concerning compensation and employee development.

(d)
The Board has appointed a disclosure committee and adopted a corporate disclosure policy to ensure the Board is kept informed of material concerns and accurate and timely communications are made by the Company to its shareholders.

(e)	Management designs and implements the Company’s internal control and management information systems which are monitored by the audit committee and disclosure committee on behalf of the Board.

2.           The Board should be constituted with a majority of individuals who qualify as “unrelated” directors, and the Board should disclose if the Corporation has a significant shareholder and how the Board reflects the interests of the shareholders other than the significant shareholder.

The Board has fixed the number of directors at six of whom four are unrelated. The TSX Guidelines define a “significant shareholder” as a shareholder with the ability to exercise a majority of the votes for the election of the board of directors. The Company does not have any “significant shareholders” under this definition.

3.           The Board should disclose on an annual basis whether the Board has a majority of unrelated directors with an analysis of how this conclusion was reached.

The Board annually makes a self-evaluation of its composition and contribution of its members in order to increase its effectiveness. The Board is of the opinion that it is well constituted with an appropriate mix of expertise. The Board has fixed its number of directors at six with a majority of unrelated directors pursuant to TSX Guidelines. The Board conducted an analysis of its composition based on both the requirements of the TSX and AMEX. It concluded that Messrs. Myckatyn, Fagin, Petrina and Sweeney are considered to be unrelated under both TSX Guidelines and AMEX rules as they are independent of management and free of any interest or other business relationships that may interfere with the director’s ability to act in the best interests of the Company.

4.           The Board should appoint a committee of directors composed exclusively of outside (i.e. non-management) directors, a majority of whom are unrelated with the responsibility for proposing to the full Board new nominees to the Board and for assessing directors on an ongoing basis.

The Company has appointed a nominating committee composed of three non-management directors. The Committee is responsible for selection and recruitment of new directors on an as needed basis. New directors appointed to the Board require full approval of the Board and approval of Shareholders of the Company at the next annual general meeting after appointment to the Board. A confidential self-assessment of the Board is conducted on an annual basis. The Chair reports annually to the Board on the findings of the assessment.

5.           The Board should implement a process for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors.

The Board has adopted a process for each member to conduct an annual self-evaluation of the Board’s performance through a questionnaire, reporting to the Chair who summarizes the results and reports to the Board for discussion.

6.           The Board should provide an orientation and education program for new directors.

New directors are provided with a Board Manual, as reviewed and adopted by the Board, which contains comprehensive information and guidelines on the duties of the Board, and members of management, terms of reference for committees and policies adopted by the Board, as well as recent regulatory filings made by the Company. New directors are given a full briefing by the Chair of the Board and the CEO. The CEO reports at each board meeting on the Company’s activities and provides directors with a monthly written report. All directors are encouraged to contact senior management for updates at any time.

7.           The Board should examine its size and where appropriate reduce the number of directors to a number that facilitates more effective decision-making.

The Board of Directors examines its size as well as its composition annually. The Board believes it is of an appropriate size and that its members collectively provide the skills, knowledge and expertise necessary to facilitate effective decision-making.

8.           The Board should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risks involved in being an effective director.

The Board members self-assesses annually the adequacy and form of compensation for its directors. Directors are currently compensated only with stock options. The Company provides directors and officers liability insurance as part of its risk management program.

9.           Board Committees should generally be composed of outside (i.e. non-management) directors, a majority of whom are unrelated.

The Board’s committees are described elsewhere in this Information Circular. The Board endeavours to ensure the composition of all of its committees is in compliance with the guidelines and rules of the Exchanges upon which it is listed.

10.           The Board should appoint a Committee responsible for developing the Corporation’s approach to governance issues and these guidelines.

The Board has appointed a disclosure committee and developed a disclosure policy for developing and monitoring the Corporation’s approach to corporate governance issues, including for responding to the TSX’s Guidelines.

11.           The Board and the CEO should develop position descriptions for the Board and for the CEO, involving the definition of the limits to management’s responsibilities. In addition the Board should approve or develop the corporate objectives which the CEO is responsible for meeting.

The Board has developed and adopted position descriptions for the Board, the CEO and President and Chair which define the limits of management’s responsibilities, including the corporate objectives that the CEO is responsible for meeting.

12.           The Board should have in place appropriate structures and procedures to ensure the Board can function independently of management.

The Company has a non-executive Chair of the Board to ensure that the Board of Directors can function independently of management. The Board members and the audit committee meet “in camera” (without management) after each quarterly meeting.

13.           The Audit Committee of the Board should be composed only of outside directors and its roles and responsibilities should be specifically defined to provide appropriate guidance to the Committee members as to their duties. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management’s responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.

The Audit Committee consists of three non-management outside directors and its roles and responsibilities are defined and stated in terms of reference approved by the Board, which are reviewed on an annual basis. The audit committee reviews annually a report by management on the Company’s internal controls. The audit committee has direct communication with the Company’s auditors and meets with them in-camera on at least an annual basis.

14.           The Board should implement a system that enables an individual director to engage an outside advisor at the expense of the corporation in appropriate circumstances. The engagement of an outside advisor should be subject to the approval of an appropriate Board Committee.

The Board may from time to time appoint a special committee, composed of one or more of its directors, to conduct business on behalf of the Board and, if the Committee thinks fit, may approve the retention of outside advisors at the Company’s expense to assist the Committee members in carrying out the assigned responsibilities.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
Other than as set forth in this Information Circular and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or executive officers of the Company, a director or executive officer of a person or company that is itself an informed person of the Company, nor any shareholder beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company nor an associate or affiliate of any of the foregoing persons had since May 1, 2004 (being the commencement of the Company's last completed financial year) any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries.

APPOINTMENT OF AUDITOR
Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the reappointment of Staley, Okada & Partners Chartered Accountants, of #400 – 889 West Pender Street, Vancouver, B.C. V6C 3B2, as auditor to the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON
Other than as set forth in this Information Circular, no person who has been a director or senior officer of the Company at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors.

ADDITIONAL INFORMATION
Additional information relating to the Company is available on SEDAR at www.sedar.com. Shareholders may contact the Company at 604-689-1976 to request copies of the Company’s financial statements and MD&A (which documents are also available on SEDAR).

ANY OTHER MATTERS
Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgement of such matters.

BOARD APPROVAL AND STATEMENT OF DIRECTORS
This Information Circular contains information as at June 30, 2005, except where another date is specified. The contents of this Information Circular have been approved and its mailing authorized by the Board of Directors of the Company by a resolution passed on July 13, 2005.

AVAILABILITY OF DISCLOSURE DOCUMENTS
The Company will provide to any person or company, upon request to its Corporate Secretary in writing to the head office of the Company, a copy of:

(a)	the latest annual information form, together with a copy of any document, or pertinent pages of any documents, incorporated therein by reference;

(b)	the latest Prospectus, together with a copy of any document, or pertinent pages of any document, incorporated therein by reference;

(c)
its comparative financial statements for the year ended April 30, 2005, together with the report of its auditors thereon, contained in its annual report and any interim financial statements filed subsequent thereto; and

(d)	its Management Proxy Circular for its most recent Annual Meeting of Shareholders.

The Company may charge a reasonable fee for providing a copy of the foregoing documents to a person who is not a security holder of the Company.